Exhibit 99.2

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(€ million)	2010	2009	2008	2007	2006
Earnings:
Income before tax and associates	5,599	6,066	4,162	5,772	4,748
Fixed charges	473	401	409	394	463
Distributed income of equity investees (excluding Merial)	1,643	1,334	1,082	937	429
Interest capitalized	(26)	(30)	(25)	(22)	(21)
Amortization of capitalized interest	10	9	8	12	11

Total earnings	7,699	7,780	5,636	7,093	5,630

Fixed charges:
Interest expensed	359	280	290	275	335
Interest capitalized	26	30	25	22	21
Interest within rental expense	88	91	94	97	107

Total fixed charges	473	401	409	394	463

Ratio of earnings to fixed charges	16.3x	19.4x	13.8x	18.0x	12.2x